SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

WILSHIRE ENTERPRISES, INC.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

971889100

(CUSIP Number)

Sherry Wilzig Izak
Wilshire Enterprises, Inc.
100 Eagle Rock Avenue
East Hanover, NJ 07936
(201) 420-2796

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 971889100
11	NAME OF REPORTING PERSON Sherry Wilzig Izak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 791,701*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER None
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 791,701*
WITH	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 791,701*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Includes 10,000 shares that that could be obtained by the Reporting Person upon the exercise of stock options exercisable within 60 days of January 20, 2011.

This Amendment No. 1 is filed by Sherry Wilzig Izak, and amends and supplements the statement on Schedule 13D (the “Statement”) originally filed with the Securities and Exchange Commission on February 20, 2009 by Ms. Izak, with respect to the common stock, par value $1.00 per share (the “Common Stock”), of Wilshire Enterprises, Inc., a Delaware corporation (the “Company”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Statement, and unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

ITEM 1. SECURITY AND ISSUER

The last sentence of the response is replaced as follows:

The principal executive offices of the Company are located at 100 Eagle Rock Avenue, East Hanover, NJ 07936.

ITEM 2.  IDENTITY AND BACKGROUND

The first sentence of the response is replaced as follows:

The person filing this statement is Sherry Wilzig Izak, whose business address is c/o Wilshire Enterprises, Inc. 100 Eagle Rock Avenue, East Hanover, NJ 07936.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented as follows:

The Shares purchased by Ms. Izak and described in Item 5 below were purchased with her personal funds.  The aggregate amount of funds used in making the purchases described in Item 5 below was approximately $46,965.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 is hereby replaced in its entirety with the following:

On December 10, 2010, Ms. Izak, as an affiliate of the Company, filed a Schedule 13E-3 together with the Company in connection with the Company’s proposed transaction to deregister the shares of Common Stock under federal securities laws.  At an annual meeting of stockholders, the Company’s stockholders of record will vote on amendments to the Company’s Certificate of Incorporation, which, if approved, would effect a 1-for-500 reverse stock split immediately followed by a 500-for-1 forward stock split of the Common Stock (collectively, the “Transaction”).  Ms. Izak intends to vote her shares of Common Stock “for” the Transaction.

Upon the conclusion of the proposed transaction, Ms. Izak’s percentage ownership of the Common Stock will increase from approximately 19.1% to 20.1%.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby supplemented as follows:

As of December 31, 2010, there were 4,141,099 shares of Common Stock outstanding.  As of January 20, 2011, Ms. Izak beneficially owned (and had the sole power to vote and dispose of) 791,701 shares of Common Stock, or approximately 19.1% of the shares of Common Stock issued and outstanding as of that date.  Such 791,701 shares of Common Stock includes 10,000 shares of Common Stock that that could be obtained by Ms. Izak upon the exercise of stock options exercisable within 60 days of January 20, 2011.

From February 19, 2009 to March 9, 2009, Ms. Izak made the following open market purchases of shares of Common Stock:

Date	Quantity	Price	Type of Transaction

February 19, 2009	1,651	$1.10	Open Market Purchase
February 20, 2009	100	$1.05	Open Market Purchase
February 20, 2009	6,200	$1.14	Open Market Purchase
February 23, 2009	592	$1.11	Open Market Purchase
February 24, 2009	102	$1.10	Open Market Purchase
February 25, 2009	9,800	$1.12	Open Market Purchase
February 25, 2009	3,900	$1.13	Open Market Purchase
March 2, 2009	827	$1.07	Open Market Purchase
March 2, 2009	1,000	$1.05	Open Market Purchase
March 4, 2009	859	$1.33	Open Market Purchase
March 4, 2009	1,000	$1.27	Open Market Purchase
March 5, 2009	541	$1.21	Open Market Purchase
March 6, 2009	261	$1.20	Open Market Purchase
March 6, 2009	1,097	$1.17	Open Market Purchase
March 9, 2009	1,600	$1.42	Open Market Purchase

March 9, 2009	100	$1.37	Open Market Purchase
March 9, 2009	8,900	$1.44	Open Market Purchase

On September 4, 2009, the Company completed an issuer tender offer, pursuant to which it purchased 4,047,380 shares of Common Stock.

On March 15, 2010, the Compensation Committee of the Company granted Ms. Izak a bonus for Fiscal Year 2008 of $100,000 in shares of the Company’s Common Stock, which equated to 82,644 shares of Common Stock, based upon the closing stock price of $1.21 on March 15, 2010.  Also on March 15, 2010, the Compensation granted Ms. Izak a bonus for Fiscal Year 2009 of $200,000 in shares of the Company’s Common Stock, which equated to 165,289 shares of Common Stock based upon the closing stock price of $1.21 on March 15, 2010.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Response unchanged.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 20, 2011

/s/	Sherry Wilzig Izak
Sherry Wilzig Izak

[Signature Page - Amendment No. 1 to Schedule 13D]